

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

Via E-mail
Duane M. DesParte
Vice President & Corporate Controller
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

  Re: Exelon Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed February 22, 2013
     File No. 1-16169

Dear Mr. DesParte:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ William H. Thompson

          William H. Thompson
          Accounting Branch Chief

cc: Bruce Wilson
    Corporate Secretary